Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of W&T Offshore, Inc. for the registration of 50,605,082 shares of its common stock and the registration of debt securities, guarantees of debt securities, common stock, preferred stock, depositary shares, and warrants up to a maximum aggregate offering price of $500,000,000, and to the incorporation by reference therein of our reports dated March 6, 2024, with respect to the consolidated financial statements of W&T Offshore, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of W&T Offshore, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

October 10, 2024